UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On April 8, 2024, Oatly Group AB (publ) (the “Company”) published its notice convening the annual general meeting of the Company (the “Notice”), which is to be held on May 15, 2024 (the “2024 AGM”). A copy of the Notice is being furnished as Exhibit 99.1 to this report of foreign private issuer on Form 6-K. Materials relating to the annual general meeting are available on the Company’s website at https://investors.oatly.com/corporate-governance/2024agm.

At the Company’s 2021 annual general meeting, Toni Petersson and Steven Chu were each elected to serve a three-year term on the Company’s board of directors (the “Board”), with such terms scheduled to conclude at the 2024 AGM. Mr. Petersson and Mr. Chu have notified the Company that they have chosen not to stand for re-election, and as such the nominating and corporate governance committee has not nominated them for re-election at the 2024 AGM. The decisions of Mr. Petersson, Mr. Chu, and the nominating and corporate governance committee were not the result of any disagreement between the Board members and the Company, and the Board thanks Mr. Petersson and Mr. Chu for their service.

Exhibit Index

Exhibit No.	Description

99.1	Notice convening the annual general meeting of Oatly Group AB (publ), dated April 8, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: April 8, 2024	By:	/s/ Marie-José David
Marie-José David
Chief Financial Officer